SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXAR CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities Underlying Common Stock)

Donald L. Ciffone, Jr.

Chairman of the Board, Chief Executive Officer and President

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Tel: (510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Matthew Sonsini

John E. Aguirre

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$12,457,602	$1,007.82

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,529,200 shares of common stock of Exar Corporation having an aggregate value of $12,457,602 as of August 22, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Exar Corporation, a Delaware corporation (“Exar” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 1,529,200 shares of Exar’s common stock held by eligible employees, whether vested or unvested, that have been granted under its 1997 Equity Incentive Plan and its 2000 Equity Incentive Plan (i) that have exercise prices equal to or greater than $26.00 per share and (ii) that have been granted on or after February 27, 2003, regardless of exercise price (the “Eligible Options”). These Eligible Options may be exchanged for new options (the “New Options”) that will be granted under the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003 (the “Offer to Exchange”); (ii) the election form; and (iii) the withdrawal form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(c), respectively. An “eligible employee” refers to all persons who are regular, full-time, U.S.-resident employees of Exar as of August 27, 2003 and remain regular, full-time, U.S.-resident employees through the date the exchanged options are cancelled, but does not include members of our board of directors, executive officers, any other employees who are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any employees who have received termination notices from, or any employees who have delivered termination notices to, Exar on or prior to the date the Exchange Offer expires.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange under the caption “Frequently Asked Questions” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Exar is the issuer of the securities subject to the Exchange Offer. The address of Exar’s principal executive office is 48720 Kato Road, Fremont, CA 94538 and the telephone number at that address is (510) 668-7000. The information set forth in the section of the Offer to Exchange under the caption “The Offer” entitled “Information Concerning Exar” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the outstanding options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Frequently Asked Questions” and “Risks of Participating in the Offer” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” entitled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

The Disclosure Documents will be accessible at Exar’s website at www.exar.com via the link “Tender Offer Information.”

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Frequently Asked Questions” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” and “Extension of offer; termination; amendment” is incorporated herein by reference.

(b)	Purchases.

The members of our board of directors, executive officers and other employees who are subject to Section 16(b) of the Exchange Act are not eligible to participate in the Exchange Offer. The information set forth in the section of the Offer to Exchange under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) through (d)(5) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Frequently Asked Questions” and “The Offer” in the section entitled “Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” entitled “Acceptance of options for exchange and issuance of new options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” entitled “Purpose of the offer” and “Information concerning Exar” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” entitled “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest In Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule C to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” entitled “Information concerning Exar,” “Financial statements,” and

“Additional information” is incorporated herein by reference. Exar’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003.

(a)(1)(b)	Election Form.

(a)(1)(c)	Withdrawal Form.

(a)(1)(d)	Cover Letter, dated August 27, 2003.

(a)(1)(e)	Form of Promise to Grant Stock Option.

(a)(1)(f)	Reminder Emails to Employees.

(a)(1)(g)	Confirmation Email to Employees who Elect to Participate in the Exchange Offer.

(a)(1)(h)	Confirmation Email to Employees who Withdraw their Stock Options from the Exchange Offer.

(a)(1)(i)	Employee Presentation.

(b)	Not Applicable.

(d)(1)	1997 Equity Incentive Plan (filed as Exhibit 99.1 to Exar’s Registration Statement on Form S-8 filed on February 25, 2000, and incorporated herein by reference).

(d)(2)	Form of Incentive Stock Option Agreement for the 1997 Equity Incentive Plan (filed as Exhibit 99.4 to Exar’s Registration Statement on Form S-8 filed on October 7, 1997, and incorporated herein by reference).

(d)(3)	2000 Equity Incentive Plan (filed as Exhibit 10.9 to Exar’s Annual Report on Form 10-K, filed on June 20, 2003, and incorporated herein by reference).

(d)(4)	Form of Nonstatutory Stock Option Agreement for the 2000 Equity Incentive Plan (filed as Exhibit 99.3 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(d)(5)	Form of Stock Option Grant Notice (filed as Exhibit 99.2 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(g)	Not Applicable.

(h)	Not Applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXAR CORPORATION

/s/ DONALD L. CIFFONE JR.
Donald L. Ciffone, Jr.
Chairman of the Board,
Chief Executive Officer and President

Date: August 27, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003.

(a)(1)(b)	Election Form.

(a)(1)(c)	Withdrawal Form.

(a)(1)(d)	Cover Letter, dated August 27, 2003.

(a)(1)(e)	Form of Promise to Grant Stock Option.

(a)(1)(f)	Reminder Emails to Employees.

(a)(1)(g)	Confirmation Email to Employees who Elect to Participate in the Exchange Offer.

(a)(1)(h)	Confirmation Email to Employees who Withdraw their Stock Options from the Exchange Offer.

(a)(1)(i)	Employee Presentation.

(b)	Not Applicable.

(d)(1)	1997 Equity Incentive Plan (filed as Exhibit 99.1 to Exar’s Registration Statement on Form S-8 filed on February 25, 2000, and incorporated herein by reference).

(d)(2)	Form of Incentive Stock Option Agreement for the 1997 Equity Incentive Plan (filed as Exhibit 99.4 to Exar’s Registration Statement on Form S-8 filed on October 7, 1997, and incorporated herein by reference).

(d)(3)	2000 Equity Incentive Plan (filed as Exhibit 10.9 to Exar’s Annual Report on Form 10-K, filed on June 20, 2003, and incorporated herein by reference).

(d)(4)	Form of Nonstatutory Stock Option Agreement for the 2000 Equity Incentive Plan (filed as Exhibit 99.3 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(d)(5)	Form of Stock Option Grant Notice (filed as Exhibit 99.2 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(g)	Not Applicable.

(h)	Not Applicable.